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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
12 REGISTRATIONS BRANCH

SECURITI  ON

12060930

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 68463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 AND ENDING December 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Garnier Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

KEVIN G HOFMANN
Notary Public - State of New York
NO. 01HO6242021
Qualified in Nassau County
My Commission Expires May 31, 2015

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolas D'Halluin 212-337-7001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 Burt Drive Deer Park New York 11729
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 7/2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas D'Halluin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Garnier Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public


KEVIN G HOFMANN
Notary Public - State of New York
NO. 01HO6242021
Qualified in Nassau County
My Commission Expires May 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYAN GARNIER SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE 15 MONTHS ENDING DECEMBER 31, 2011

BRYAN GARNIER SECURITIES, LLC

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Bryan Garnier Securities, LLC

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC (the "Company") as of December 31, 2011, These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC of December 31, 2011, and the results of its operations and its cash flows for the 15 months then ended, in conformity with accounting principles generally accepted in the United States of America.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Deer Park, NY
February 24, 2012

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Deer Park, NY
February 24, 2012

BRYAN GARNIER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 425,886
Receivable from broker-dealer and clearing organization	3,799
Furniture and equipment, net of accumulated depreciation of $47,751	85,193
Security deposit and other assets	81,439
Total Assets	$ 596,317
LIABILITIES AND MEMBER'S DEFICIENCY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 57,748
Loans Payable – Related Party - Subordinated	575,000
Total Liabilities	632,748
MEMBER'S DEFICIENCY	(36,431)
Total Liabilities And Member's Deficiency	$ 596,317

See notes to financial statements.

NOTE 1 —ORGANIZATION AND NATURE OF BUSINESS

Bryan Garnier Securities, LLC (the "Company") is a single member limited liability Company which was formed under the laws of the State of New York on October 5, 2009. The Company's sole member is Bryan Garnier & Co. Ltd ("Member"). The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based equity sales and distribution of Pan-European equity securities under resale provision of the Securities and Exchange Commission ("SEC") Rule 144A. The Company is a broker-dealer registered with the SEC and on July 9, 2010, became a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

The Company is an introducing broker that contracts with a clearing agent to handle the execution and settlement of customer orders. The Company records such commission revenue on the specified basic points of trades on a trade date basis. Other income includes the Company's research guide sales.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

(d) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is calculated over the useful lives of the assets under the straight line method over 5 years.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Income Taxes

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

(f) Income Taxes (Continued)

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2011.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 15 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fair Value Measurement

FASB ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

(g) Fair Value Measurement (Continued)

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures annually.

The carrying values of cash, accounts receivables, and accounts payables, approximate fair values due to their short maturities.

There was no asset or liability measured at fair value on a non-recurring basis as of December 31, 2011.

NOTE 3 — FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2011 are comprised of the following:

Furniture and fixtures	$36,429
Equipment	96,515
	132,944
Less: Accumulated depreciation	47,751
	$85,193

NOTE 4 — COMMITMENTS

At December 31, 2011, the Company is obligated under a lease for office and storage space, which expires on June 30, 2014. The lease contains predetermined fixed escalations of minimum rentals during the lease term.

Approximate future minimum annual rental payments under the lease are as follows:

Year Ending December 31, 2011		
2012	$	177,246
2013		182,244
2014		92,394
	$	451,884

Rent expense from October 1, 2010 to December 31, 2011 amounted to $218,188.

NOTE 5 — ALTERNATIVE NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1 Net Capital Requirement for broker-dealer, under which the Company elected to not be subject to the Aggregate Indebtedness Standard but be subject to an Alternative Standard. The Alternative Standard method requires the Company to maintain its net capital to be not less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealer Exhibit A to Rule 15c3-3. In addition, the Rule restricts the payment of dividends in certain cases. As of December 31, 2011, the Company had regulatory net capital of approximately $368,138, which was $118,138 in excess of the required minimum of approximately $250,000.

NOTE 6 — LOANS PAYABLE – RELATED PARTY – SUBORDINATED

In July 2010, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on July 8, 2013 and bear interest at rates 5% per annum payable annually. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid.

As of December 31, 2011, $12,059 of accrued interest for fiscal year 2011 was contributed as capital.

NOTE 7 — CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in high quality financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 8 — OFF BALANCE SHEET RISK

The Company, as an introducing broker-dealer, entered into a clearing agreement with a clearing firm. This agreement requires the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. The clearing firm charges a fixed fee of each trade on the trade date. The agreement could be terminated by either party with a thirty day notification.

NOTE 9 — RISKS AND UNCERTAINTIES

The multi-year credit and liquidity crisis in the United States continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact the income.

NOTE 10 — EXEMPTION FROM RULE 15C-3-3

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2011. All customer transactions are cleared through another broker-dealer The Company does not maintain margin accounts.

NOTE 11 — RELATED PARTY TRANSACTIONS

The Company provides research which is prepared by its single Member to institutional customers for a fee. The Member does not charge a fee to the Company for such research.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through February 24, 2012, the date that these financial statements were available to be issued.